Filed pursuant to Rule 433

August 10, 2015

Relating to

Preliminary Prospectus Supplement dated August 10, 2015 to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462-01

Duke Energy Progress, LLC
$500,000,000 First Mortgage Bonds,

3.25% Series due 2025

$700,000,000 First Mortgage Bonds,

4.20% Series due 2045

Pricing Term Sheet

Issuer:	Duke Energy Progress, LLC

Trade Date:	August 10, 2015

Settlement Date:	August 13, 2015 (T+3)

Ratings (Moody’s/S&P/Fitch)*:	Aa2 / A / A+

Security Description:	First Mortgage Bonds, 3.25% Series due 2025 (the “2025 Bonds”)	First Mortgage Bonds, 4.20% Series due 2045 (the “2045 Bonds”)

Principal Amount:	$500,000,000	$700,000,000

Interest Payment Dates:	February 15 and August 15 of each year beginning on February 15, 2016	February 15 and August 15 of each year beginning on February 15, 2016

Maturity Date:	August 15, 2025	August 15, 2045

Benchmark Treasury:	2.125% due May 15, 2025	2.500% due February 15, 2045

Benchmark Treasury Yield:	2.236%	2.930%

Spread to Benchmark Treasury:	+ 105 bps	+ 130 bps

Yield to Maturity:	3.286%	4.230%

Coupon:	3.25%	4.20%

Price to Public:	99.695% per 2025 Bond, plus accrued interest, if any, from August 13, 2015	99.493% per 2045 Bond, plus accrued interest, if any, from August 13, 2015

Redemption Provisions:

At any time before May 15, 2025 (which is the date that is three months prior to maturity of the 2025 Mortgage Bonds (the “2025 Par Call Date”)), redeemable at the Treasury Rate + 20 bps. At any time on or after the 2025 Par Call Date, redeemable at par.

At any time before February 15, 2045 (which is the date that is six months prior to maturity of the 2045 Mortgage Bonds (the “2045 Par Call Date”)), redeemable at the Treasury Rate + 20 bps. At any time on or after the 2045 Par Call Date, redeemable at par.

CUSIP / ISIN:	26442U AA2 / US26442UAA25	26442U AB0 / US26442UAB08

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc. Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Lloyds Securities Inc. PNC Capital Markets LLC Santander Investment Securities Inc.

Junior Co-Managers:	Academy Securities, Inc. CastleOak Securities, L.P. Great Pacific Securities Loop Capital Markets LLC

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, RBC Capital Markets, LLC toll-free at 1-866- 375-6829, SunTrust Robinson Humphrey, Inc. toll-free at 1-800- 685-4786, UBS Securities LLC toll-free at 1-877-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 and email: wfscustomerservice@wellsfargo.com.